To Our Shareholders:

The Company had net income of $436,000 in the second quarter ended
January 28, 1995 compared to $157,000 in the prior year second quarter. For the six month period, net income increased to $519,000 compared to income before the cumulative effect of an accounting change of $173,000 in the prior year. Net income increased, despite lower sales, due to more efficient use of labor and reduced promotional costs, particularly coupons.

Sales in the second quarter decreased 2.8% from the prior year to $171,804,000. Same store sales decreased 1.7% in the second quarter. Sales were also lower due to the closing of the Easton store in August 1994. Same store sales declined due to the effects of new competitive entries, comparison to a prior year number that was inflated by higher promotional spending, and continued sluggishness in the economy.

Sales for the six month period were $339,170,000, an increase of 1.1% from the prior year. Sales for the six month period increased due to the current year containing an additional week compared to the prior year. This increase was partially offset by lower sales due to stores closed and lower same store sales of .9%.

Gross margins as a percentage of sales for the quarter and six month period were 24.4% and 24.3%, respectively, compared with 24.3% and 24.4%, respectively, in the corresponding prior year periods. Price competition in the marketplace and continued high levels of sale item penetration have prevented increases in gross margin percentages.

Operating and administrative expenses as a percentage of sales for the quarter and six month periods decreased to 22.0% and 22.1%, respectively, compared with 22.4% in both corresponding prior year periods. These improvements were due to lower promotional costs and lower store payroll costs than one year ago, partially offset by higher fringe benefit and supply costs.

The Company completed remodels of its Stirling and Hillsborough stores earlier this fiscal year. A remodel and expansion of the Chester store will be completed during the third quarter. The following table summarizes Village's results for the quarter and six month periods ended January 28, 1995.

                                   Respectfully,

Perry Sumas, President        James Sumas, Chairman of the Board

March 10, 1995


                           INCOME STATEMENT DATA

                                    January 28,1995 January 22,1994
                                            13 Weeks Ended
Sales                                $171,804,000    $176,707,000
Net Income                           $    436,000    $    157,000
Net Income Per Share                 $        .15    $        .06

                                     26 Weeks Ended       25 Weeks Ended
Sales                                $339,170,000         $335,452,000
Income before accounting
 change                              $    519,000         $    173,000
Cumulative effect of
 accounting change                   $        ---         $    400,000
Net Income                           $    519,000         $    573,000
Net Income per share:
Income before accounting change      $        .18         $        .06
Cumulative effect of accounting
 change                              $        ---         $        .14
Net Income                           $        .18         $        .20

                         BALANCE SHEET COMPARISONS

                                   January 28, 1995  July 30, 1994
Current Assets                       $ 40,520,000    $ 38,141,000
Current Liabilities                    44,817,000      42,241,000
Net Working Capital (Deficit)          (4,297,000)     (4,100,000)
Long Term Debt                         36,088,000      36,933,000
Stockholders' Equity                   52,942,000      52,423,000